UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

June 18, 2026

Commission File Number: 001-36614

Alibaba Group Holding Limited

(Registrant’s name)

26/F Tower One, Times Square

1 Matheson Street

Causeway Bay

Hong Kong S.A.R.

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

As an issuer listed on The Stock Exchange of Hong Kong Limited, we are required to prepare and publish an annual report for each fiscal year (the “Annual Report”) pursuant to Rule 13.46(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and an environmental, social and governance report (the “ESG Report”) regarding the same period covered in the Annual Report pursuant to Rule 13.91 and Paragraph 4 of Appendix C2 of the Listing Rules. We are furnishing our Annual Report and ESG Report in respect of the fiscal year ended March 31, 2026 as Exhibit 99.1 and Exhibit 99.2 of this current report on Form 6-K, respectively.

EXHIBITS

Exhibit 99.1 – Hong Kong Annual Report for Fiscal Year 2026

Exhibit 99.2 – Environmental, Social and Governance Report for Fiscal Year 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED

Date: June 18, 2026	By:	/s/ Kevin Jinwei ZHANG
	Name:	Kevin Jinwei ZHANG
	Title:	Company Secretary

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